SHANGRI-LA ASIA LIMITED

*(incorporated in Bermuda with limited liability)*

香格里拉(亞洲)有限公司

RECEIVED

2006 APR 25 A 10:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

21 April 2006

**BY COURIER**

Securities and Exchange Commission
Office of International Corporate Financ[redacted]
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

06012788

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 20 April 2006 as published in the South China Morning Post in Hong Kong on 21 April 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/cw

Encl.

APR 26 2006

c.c. J P Morgan
- Mr. Bric Luk

dlw 4/25

# SHANGRI-LA ASIA LIMITED

*(Incorporated in Bermuda with limited liability)*

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

**(Stock Code: 00069)**

## CONNECTED TRANSACTION

The Directors announce that on 20 April 2006, Lion Strength, a wholly-owned subsidiary of SA, entered into the Loan Agreement with Mongolia S'La whereby Lion Strength agreed to grant a proportionate shareholders' loan of up to US$10,536,000 in aggregate to Mongolia S'La at an interest rate of six-month LIBOR rate for US$ plus 1% per annum and such loan will be repayable on 20 April 2009.

The entering into of the Loan Agreement constituted a connected transaction of financial assistance for SA under Rule 14A.13(2)(a)(i) of the Listing Rules. Since the relevant percentage ratios (other than profits ratio) are less than 2.5% but exceed 0.1%, the transaction contemplated under the Loan Agreement is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules. Details of the transaction will be included in the next published annual report and accounts of SA in accordance with the Listing Rules.

The Directors announce that on 20 April 2006, Lion Strength, a wholly-owned subsidiary of SA, entered into the Loan Agreement with Mongolia S'La. Details of the Loan Agreement are as follows:

**Loan Agreement**

| | | |
|---|---|---|
| Date | : | 20 April 2006 |
| Lender | : | Lion Strength |
| Borrower | : | Mongolia S'La |
| Loan Amount | : | up to US$10,536,000 |
| Interest Rate | : | six-month LIBOR rate for US$ plus 1% per annum |
| Term | : | 3 years |
| Repayment Date | : | 20 April 2009 |

The interest rate is determined with reference to the interest rate charged on a similar loan granted by SA to a non-wholly owned subsidiary.

The loan will be used by Mongolia S'La to finance the cash flow requirement in connection with the construction and development of an office development in Ulaanbaatar, Mongolia.

## LISTING RULES IMPLICATION

Mongolia S'La is owned as to 60% by SA Group and 40% by MCS. Thus, Mongolia S'La is considered as a connected person of SA by virtue of its being an associate of MCS (a substantial shareholder of Mongolia S'La which is a subsidiary of SA and hence, MCS is a connected person of SA). MCS is also an associate of a Director of Mongolia S'La. Accordingly, the transaction contemplated under the Loan Agreement constitutes a connected transaction of SA under Rule 14A.13(2)(a)(i) of the Listing Rules. Since the relevant percentage ratios (other than profits ratio) are less than 2.5% but exceed 0.1%, the transaction contemplated under the Loan Agreement is subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules. Details of the transaction will be included in the next published annual report and accounts of SA in accordance with the Listing Rules.

## INFORMATION ON SA GROUP AND MONGOLIA S'LA

The principal activities of the SA Group are the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

The principal activity of Mongolia S'La is investing in a wholly owned project company which will construct, develop, own and manage an office development in Ulaanbaatar, Mongolia.

The Directors, including the independent non-executive Directors, of SA are of the view that the Loan Agreement are on normal commercial terms, which are arrived at after arm's length negotiations and are fair and reasonable, and the entering into of the Loan Agreement is in the interests of SA and its shareholders as a whole.

## DEFINITIONS

| | |
|---|---|
| "associate" | has the meaning ascribed to it under the Listing Rules; |
| "connected person" | has the meaning ascribed to it under the Listing Rules; |
| "Directors" | directors of SA; |
| "Lion Strength" | Lion Strength Limited, a company incorporated in the British Virgin Islands and is a wholly-owned subsidiary of SA; |
| "Listing Rules" | the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; |
| "MCS" | MCS Tower LLC, a company incorporated under the laws of Mongolia; |
| "Mongolia S'La" | Shangri-La Mongolia Limited, a company incorporated in the British Virgin Islands and is owned as to 60% by Lion Strength and 40% by MCS; |

| | |
|---|---|
| "Loan Agreement" | a loan agreement dated 20 April 2006 entered into between Lion Strength and Mongolia S'La; |
| "percentage ratios" | has the meaning ascribed to it under the Listing Rules; |
| "SA" | Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited; |
| "SA Group" | SA and its subsidiaries; |
| "US$" | United States dollars, the lawful currency of the United States of America; and |
| "%" | per cent. |

By Order of the Board
**Shangri-La Asia Limited**
**Kuok Khoon Loong, Edward**
*Chairman*

Hong Kong, 20 April 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*